

July 23, 2015

Jack Dorsey
Chief Executive Officer
Square, Inc.
1455 Market Street, Suite 600
San Francisco, CA 94103

>   **Re: Square, Inc.**
>   **Draft Registration Statement on Form S-1**
>   **Submitted June 26, 2015**
>   **CIK No. 0001512673**

Dear Mr. Dorsey:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary

Square, Inc.

Our Business, page 1

1.   We note your disclosure throughout the summary describing your financial services and marketing services in addition to your payments and POS services; for example, you state in the first paragraph of this section that you have "extended [y]our solutions from payments and point-of-sale (POS) services to financial services and marketing services, all to help sellers start, run, and grow their businesses." Please revise the summary generally to emphasize, as you state under "Risks" on page 9, that substantially all of your revenue is derived from your payments services and that the other services described have not to date contributed significant revenues.

2.   You state in the second paragraph on page 2 that you "serve sellers throughout the United States, Canada and Japan." Please clarify here that substantially all of your revenue historically is attributable to sellers in the U.S.

3.   You disclose in the summary and elsewhere in your submission when discussing how you are working to democratize commerce that you "accept nearly 95% of sellers who seek to process payments with Square." We note also your disclosure on page 6 that your risk management approach starts with trusting sellers and removing the "friction of signing up," but that you then use technology to quickly detect and eliminate risky and fraudulent activity. To ensure balanced disclosure, please consider also providing disclosure regarding the amount of seller accounts that you have put on hold or terminated as part of your risk management approach.

4.   Please briefly define the metric "Gross Payment Volume" when first used. In addition, please concisely explain the significance of this metric to your revenues or other financial results. Similarly explain the significance to your financial results of the $150 million in advances made through Square Capital since its launch in May 2014.

5.   Please tell us how your arrived at the estimate that "nearly half of [y]our sellers find [you] and sign up," rather than your finding them.

6.   You indicate that you have strong retention rates, and we note the disclosure of your retention of transaction revenue net of transaction costs over the past four quarters. Please clarify how you define retention rates. Further, tell us what consideration you gave to providing quantitative disclosure regarding your retention rates in terms of number of sellers.

7.   We refer to your discussion in the summary of the "payback period." Please clarify what constitutes a quarterly seller cohort at the beginning of this discussion.

8.   Please concisely explain what EMV and NFC technologies are where you first refer to them.

9.   We note your discussion here of Adjusted Revenue, which you appropriately identify as a non-GAAP measure. Please also provide a cross-reference to your discussion of non-GAAP measures beginning on page 14.

10.   You first refer to your payment processing agreement with Starbucks at the top of page 3 when discussing your non-GAAP Adjusted Revenue measure. In order to provide appropriate context, please expand this disclosure to describe briefly the nature and significance of your relationship with Starbucks.

Our End-to-End Commerce Ecosystem

Payments and POS Services, page 4

11.   Please briefly explain here what it means to be the "merchant of record" for your sellers in your disclosure at the top of page 5. In addition, to the extent such disclosure would assist investors in understanding your business, please also expand your disclosure in Business to provide a more detailed description of your role as merchant of record and the attendant rights and obligations vis-à-vis your sellers on the one hand and the payment card networks and other service providers involved in payment processing on the other hand. We note your brief discussion on page 93 of the benefits to your sellers that result from your acting as the merchant of record, as well as the discussion on page 96 of your role as "payment service provider." Please clarify whether these two terms are synonymous.

Financial services, page 5

12.   You disclose here that Square Capital provides merchant cash advances to prequalified sellers, who agree to make payments equal to a percentage of the payment volume you process for them up to a fixed amount. Please clarify in an appropriate place in the filing whether sellers are contractually obligated to repay these advances if they cease using your payment processing services.

13.   Please also tell us what consideration you gave to quantifying the "significant majority" of the future receivables from your cash advances that you sell to third parties. We note in this regard your risk factor disclosure on page 30 stating that maintaining and growing your Square Capital service is dependent on third parties continuing to purchase the future receivables related to the Square Capital merchant cash advances.

Our Strengths, page 6

14.   Please briefly explain what a "net promoter score" is, and who calculates it, the first time it is mentioned in the prospectus. We note the explanation in Business on page 95. In addition, tell us how you determined that a net promoter score in the high 60s is nearly double the average score for financial services providers, and why you believe it is appropriate to compare your score to the scores of financial services providers instead of providers of payments services.

Summary Consolidated Financial and Other Data

Key Operating Metrics and Non-GAAP Financial Measures

Adjusted Revenue, page 14

15.   You state that in calculating Adjusted Revenue you "believe it is useful to exclude transaction costs, substantially all of which are interchange fees set by payment card networks and paid to card issuers," but your disclosure does not appear to explain clearly why you hold this belief. In this regard, while we note your disclosure that some payment processors present their revenues net of transaction costs because they pass through these costs directly to sellers, and that you do not pass through these costs directly to sellers, it is unclear why you have different revenue recognition policies, and why this is a useful adjustment. Please revise or advise.

A Note from Jack, page 17

16.   We refer to the penultimate paragraph of the letter from your chief executive officer, which states that Mr. Dorsey has transferred shares of equity in the company to the Start Small Foundation. Please explain what is meant by the statement, "Square customers will have the ability to buy equity in support of the foundation…."

Risk Factors

"Our success depends on our ability to develop products and services..," page 22

17.   Please briefly explain the term "tokenization."

"We are dependent on payment card networks and merchant acquirers…," page 23

18.   You disclose that you do not directly access the payment card networks, including Visa, MasterCard, American Express, and Discover, and that you therefore rely on banks and merchant acquirers to process transactions on your behalf. We also note your risk factor disclosure on page 27 regarding your reliance on third parties, including two merchant acquirers in the U.S., as well as your disclosure on page 79 that you had three third-party processors who accounted for 50%, 33% and 12% of your settlements receivable as of December 31, 2014. Please expand your disclosure in Business to discuss the terms of your arrangements with the banks and merchant acquirers who process transactions on your behalf, to the extent the arrangements are material to your business. Tell us what consideration you gave to filing as exhibits your agreements with these entities pursuant to Item 601(b)(10) of Regulation S-K.

"We depend on key management…," page 25

19.   We note that Mr. Dorsey also serves as chairman and interim chief executive officer of Twitter, Inc. Please indicate in an appropriate place in your filing how he intends to divide his time between Square and Twitter.

"Many of our key components are procured…," page 28

20.   We note that several of the components used in your products come from sole or a limited number of suppliers, and that you rely on a single manufacturer to fabricate, test and assemble your products in some cases. You disclose that you "have in the past experienced… component shortages or delays or other problems in product assembly." Please describe these past instances and the resulting harm to your business, if significant.

21.   Please also provide in an appropriate place in the filing a concise discussion of the material terms of any agreements with your sole or limited source suppliers or manufacturers. Additionally, provide your analysis of whether these agreements are required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Selected Consolidated Financial and Other Data

Key Operating Metrics and Non-GAAP Financial Measures

Adjusted EBITDA, page 53

22.   We note your disclosure that you do not intend to renew your payment processing agreement with Starbucks when it expires in the third quarter of 2016, and you believe it is useful to exclude Starbucks activity to facilitate period-to-period comparisons of your ongoing business. Clarify how you also took into consideration customers who have not renewed their agreements with you, or do not intend to renew their agreements with you. Further, tell us how this adjustment meets the criteria of Item 10(e) of Regulation S-K. In this regard, it appears that you have incurred these revenues and costs during the past two years and you will continue to incur them through the third quarter of 2016. The arrangement appears to be an integral part of the underlying performance of your business during these periods, and it is unclear how this contract differs from your other contracts where renewal is based on mutual agreement by both parties

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 55

23.   Please consider revising your disclosure in this section to ensure that it addresses all key challenges you are facing. See Item 303(a) of Regulation S-K, and for guidance, refer to

Section III.A of SEC Release No. 33-8350. In this regard, we note your risk factor disclosure on page 23 regarding competition in the markets in which you compete, as well as potential pricing pressure. Please also consider discussing more clearly management's strategy for eventually generating profits, in light of the various products and services that you offer free of charge and your custom pricing for larger sellers, as well as your plans to continue investing in the company's growth.

Factors Affecting Our Operating Performance, page 56

24.   Disclosure throughout your submission indicates that the addition of new products and services is a key part of your strategy. At the top of page 58, you identify buyer adoption of your services as a factor affecting your operating performance, and you refer to your digital receipts, Caviar and Square Cash as services designed to make commerce easy for buyers. Please tell us what consideration you gave to discussing the challenges faced by the company with respect to your Square Wallet app offering, which press reports indicate you discontinued offering through the Apple and Google app stores in May 2014.

Components of Results of Operations

Revenue

Starbucks Transaction Revenue, page 58

25.   We note your disclosure that no further remeasurements will be required of the warrants issued in connection with your payment processing agreement with Starbucks. However, based on your disclosure on page F-33, it appears that you will recognize additional contra-revenue amounts if performance thresholds are met, or if there is a change in control. Please revise your disclosure as appropriate.

Cost of Revenue and Gross Margin, page 58

26.   You state that your transaction costs include interchange fees, assessment fees paid to payment networks, fees paid to third-party payment card processors, and bank settlement fees. With a view towards illustrating how these fees impact your payment processing platform, revenues, and gross margins, tell us what consideration you gave to expanding your disclosure in Business to provide a narrative description or flow chart disclosing the individual fees charged by the various entities involved in one or more representative transactions.

Results of Operations, page 62

27.   You attribute your growth in transaction revenue during fiscal 2014 and 2015 and the quarter ended March 31, 2015 versus the year-earlier periods to growth in your Gross

Payment Volume over the same periods. Please consider providing a more particularized discussion of the factors driving your GPV growth for each period, for example, the extent to which the growth was attributable to new sellers acquired during the relevant period versus increased GPV from existing sellers.

Transaction and Advance Losses, page 71

28.   You attribute the 57% increase in transaction and advance losses from fiscal 2013 to fiscal 2014 primarily to the 60% growth in gross payment volume and your launch of Square Capital in May 2014. Please tell us what consideration you gave to quantifying the amount of transaction and advances losses for fiscal 2014 attributable to Square Capital, given your disclosed plans to grow this service offering.

Business, page 89

General

29.   Much of the disclosure in your Business section focuses on the products and services you offer to sellers and buyers. You disclose in your risk factor discussion on page 27 that you depend on third parties, such as payment card networks, merchant acquirers, payment card issuers, various financial institution partners, systems like the Federal Reserve Automated Clearing House, and other partners, for a variety of services, including to process transaction data and settle funds to you and your sellers. So that readers may better understand the nature of your role as well as your reliance on various third parties, please consider expanding your disclosure in Business to describe the services provided by each of the aforementioned entities in processing card payments, and to indicate how funds and information flow among the participants in the process. You may wish to use a diagram or other graphic for illustrative purposes.

30.   We note disclosure elsewhere in the filing discussing your payment processing agreement with Starbucks, pursuant to which you generated greater than 10% of your total net revenue for fiscal years 2013 and 2014 and the three months ended March 31, 2015. Notwithstanding your intention not to renew the agreement when it expires in the third quarter of 2016, please expand your disclosure to describe the material terms of, and developments with respect to, your agreement and relationship with Starbucks. In addition, tell us what consideration you gave to filing the payment processing agreement as an exhibit to the registration statement pursuant to Item 601(b)(10) of Regulation S-K.

Certain Relationships, Related Party and Other Transactions, page 127

31.   Please identify all of the "certain holders of [y]our capital stock" who conducted the January 2014 tender offer, as well as those who are party to the investors' rights agreement, right of first refusal and co-sale agreement, voting agreement, and holder voting agreement, respectively.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

32.   Tell us the authoritative accounting literature upon which you are relying in classifying transaction and advance losses as an operating expense rather than a reduction of revenue.

Consolidated Statements of Stockholders' Equity, page F-6

33.   We note that you issued common stock and repurchased common stock with no associated additional paid-in capital amounts in 2012, 2013 and 2014. Please describe the nature of these transactions and revise your footnote disclosures accordingly.

Notes to Consolidated Financial Statements

Note 1-Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-10

34.   We note that your revenue consists of transaction revenue, software revenue and hardware revenue. Tell us whether you consider any of your arrangements to be multi-element arrangements and your accounting policies for such arrangements. Revise your disclosures as necessary.

35.   We note your disclosure on page F-33 that you issued warrants to Starbucks that were recognized as contra-revenue. Please disclose the amount that was recognized as contra-revenue for each period presented. Further, describe the vesting terms for the remaining outstanding warrants, including the nature of the individual performance thresholds, and whether the consummation of a change in control includes an IPO. If so, disclose the amount that would have been deducted from revenue if a change in control had occurred on March 31, 2015. To the extent you update your financial statements, disclose the amount that would have been recorded as of the end of the most recent reporting period.

Transaction revenue, page F-10

36.   Please clarify your disclosure to describe the parties involved in these arrangements, the roles and responsibilities of each party, the fees charged between parties, and whether you recognize revenue on a gross or net basis. Tell us how you considered all of the factors in ASC 650-45-45 in making this determination. Also, clarify your disclosure to define the term "merchant of record" and how this impacts your analysis.

37.   Please revise your disclosure to clarify how "refunds" differ from "chargebacks" described on page F-16.

38.   Clarify whether there are any set-up, installation or activation fees associated with your transaction revenue and how you account for these fees.

39.   We note your disclosure on page 57 that you offer custom pricing to larger sellers. Clarify whether these arrangements are volume-based and your accounting policies for these arrangements.

40.   Clarify the typical length of the contract with your customers and the renewal terms. Also, clarify the typical length of the contract with third-party payment processors and card-issuing financial institutions.

Starbucks transaction revenue, page F-10

41.   Please provide the same information requested in comment 36 with respect to these transactions. Also, clarify if, and how, the nature of these services differs from your other transaction processing revenue.

Software and data product revenue, page F-10

42.   Clarify the nature of your software products or services. Further, clarify why the other revenue streams included in this category are characterized as software and data product revenue.

43.   We note your disclosure that your revenues include upfront fees when the receivables are sold and ongoing servicing fees for servicing these receivables. Tell us how you meet the criteria for sale accounting set forth in ASC 860, how the upfront fee you recognize is calculated, and how your accounting complies with the guidance in ASC 860-50. Also tell us how you considered the disclosure requirements in ASC 860.

44.   We note your disclosure that in instances in which the company retains the future receivable, the difference between the amount of the future receivable and the related merchant cash advance is collected over time and recognized as revenue. We also note your disclosure on page 58 that in return for these advances, sellers agree to make payments equal to a percentage of the payment volume you process for them. Tell us how you consider these fees to be fixed and determinable considering that it appears they are conditional on future processing services that you perform for them.

Marketing Expenses, page F-11

45.   Please disclose the dollar value of customer acquisition costs incurred for each period presented.

Customers Payable, page F-15

46.   We note that customers payable represents amounts owed to sellers. Please clarify why you believe presenting changes in this payable as an operating activity is proper. That is, since you are holding funds on behalf of sellers, explain why the payable activity is not a financing activity.

Note 3-Merchant Cash Advance Receivable, Net, page F-18

47.   Tell us how you considered ASC 350-10-35-46 and 47 in accounting for the Merchant Cash Advance Receivable, if applicable. If the loans qualify as held for investments or held for sale, tell us how your presentation of the loans activity within the Statements of Cash Flow is pursuant to ASC 230-10-45-12(a) and 230-10-45-17(a). Further, tell us what consideration you gave to the disclosures outlined in ASC 350-10-50-1 to 50-30.

Note 5-Acquisitons, page F-19

48.   Clarify what consideration you gave to disclosing the information required by ASC 805-10-50-2(h).

Note 6-Goodwill, page F-22

49.   Tell us how you determined that your BookFresh and Caviar operations do not represent separate reporting units. Also, clarify the nature of the businesses acquired in fiscal 2015 and why these do not represent separate reporting units.

Note 13-Stockholders' Equity

Share-based compensation, page F-35

50.   We note your disclosure regarding the determination of the fair value of options granted to service providers. Clarify whether you also grant options to employees and, if so, how the fair value of these options is determined. Also, further clarify the terms of the options granted to service providers, including the vesting conditions and how you determined the measurement date. Finally, tell us how you determined the term for fair valuing options granted to service providers. We refer you to footnote 7 of SAB Topic 14.A.

51.   We note that that the fair value of your common stock is a key input to the determination of the fair value of your stock options. Please disclose the fair value of your common

stock used in the determination of the fair value of your stock options for each period presented.

Note 14-Net Loss per Share, page F-36

52.   Clarify why your convertible preferred stock is not included in your potential common shares that have been excluded from the calculation of diluted net loss per share because their effect would be anti-dilutive.

Unaudited Pro Forma Net Loss per Share, page F-37

53.   Based on your disclosure on page F-30, it appears that the number of shares of your common stock to be issued upon the automatic conversion of your Series E preferred stock may depend on the initial public offering price of your common stock. Revise your disclosure to clarify this and include the terms upon which your Series E preferred stock will be converted. Also, tell us what consideration you gave to providing a sensitivity analysis depicting the different outcomes for a change in the initial public offering price. We refer you to Article 11-02(b)(8) of Regulation S-X.

Part II

Item 15. Recent Sales of Unregistered Securities, page II-2

54.   With respect to your unregistered issuances of shares made in connection with acquisitions in reliance on the exemption provided by Section 4(a)(2) of the Securities Act, please briefly describe the facts supporting your reliance.

General

55.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

56.   With respect to every third-party statement in your prospectus, such as the statistics provided by the U.S. Census Bureau, Kauffman Index, Federal Reserve Bank of New York, and FDIC, please provide us with the relevant portions of the research materials you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. In addition, please tell us whether any of the materials were prepared for you. Please ensure that you disclose the dates of all third-party reports, including the Federal Reserve Bank of New York study referenced on page 3. In addition, please tell us whether the U.S. Small Business Association statistics from 2010 referenced on page 5 are the most recent available.

57.   Please provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to our Securities Act Forms Compliance and Disclosure Interpretation 101.02.

58.   With your response letter, please provide support for the following statistics cited in your submission:

- The information regarding the amount and form of consumer payments in 2013 and anticipated in 2018 and 2023, pages 3, 92 and 94;
- The estimated number of mobile devices accessing the internet in 2013 and anticipated to do so in 2018, page 3;
- Your estimate regarding the number of active payment cards in circulation in the U.S., pages 6 and 96;
- The projected spending by U.S. small and medium-sized businesses on SaaS products, page 94;
- The projected local advertising spending in the U.S. in 2014, page 94; and
- Consumers' expenditures at independent restaurants in 2014, page 94.

        You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 or me at (202) 551-3735 with any other questions.

                                        Sincerely,

                                        /s/ Katherine Wray for

                                        Barbara C. Jacobs
                                        Assistant Director

cc: Calise Cheng
        Wilson Sonsini Goodrich & Rosati, P.C.